SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35313; File No. 812-15499

Franklin BSP Capital Corporation, et al.

September 4, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Franklin BSP Capital Corporation; Franklin BSP Private Credit Fund; 54th Street Equity Holdings, Inc.; FBLC Funding I, LLC; BDCA-CB Funding, LLC; FBLC 57th Street Funding LLC; BDCA SLF Funding, LLC; Benefit Street Partners Capital Opportunity Fund II L.P.; Benefit Street Partners Capital Opportunity Fund II SPV-1 LP; Benefit Street Partners Capital Opportunity Fund L.P.; Benefit Street Partners Capital Opportunity Fund SPV LLC; Benefit Street Partners Dislocation Fund (Cayman) L.P.; Benefit Street Partners Dislocation Fund (Cayman) Master L.P.; Benefit Street Partners Dislocation Fund L.P.; Benefit Street Partners Senior Secured Opportunities (U) Master Fund (Non-US) L.P.; Benefit Street Partners Senior Secured Opportunities Fund L.P.; Benefit Street Partners Senior Secured Opportunities Master Fund (Non-US) L.P.; Benefit Street Partners Debt Fund IV (Non-US) SPV L.P.; Benefit

Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.; Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.; Benefit Street Partners Debt Fund IV L.P.; Benefit Street Partners Debt Fund IV Master (Non-US) L.P.; Benefit Street Partners Debt Fund IV SPV L.P.; Benefit Street Partners SMA LM LP; Benefit Street Partners SMA-C Co-Invest L.P.; Benefit Street Partners SMA-C Co-Invest L.P. - Series II; BSP Coinvest SMA-H LLC; BSP Debt Fund V LP; BSP Debt Fund V Master (Non-US) LP; BSP Debt Fund V Unlevered (Non-US) L.P.; BSP Debt Fund V Unlevered (Non-US) Master L.P.; BSP Debt Fund V-IA (Non-US) Master L.P.; BSP Debt Fund V-IA (Non-US) L.P.; Benefit Street Partners SMA-C II L.P.; Benefit Street Partners SMA-C II SPV L.P.; Benefit Street Partners SMA-C L.P.; Benefit Street Partners SMA-C SPV L.P.; Benefit Street Partners SMA-K L.P.; Benefit Street Partners SMA-K SPV LP; Benefit Street Partners SMA-L L.P.; Benefit Street Partners SMA-O L.P.; Benefit Street Partners SMA-OS L.P.; Benefit Street Partners SMA-T L.P.; Benefit Street Partners Special Situations Fund II (Cayman) L.P.; Benefit Street Partners Special Situations Fund II L.P.; BSP Coinvest SMA-N L.P.; BSP Coinvest Vehicle 1 LP; BSP Coinvest Vehicle 2 L.P.; BSP Coinvest Vehicle K LP; BSP Levered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.; BSP Levered US SOF II (Senior Secured Opportunities) Fund L.P.; BSP Senior Secured Debt Fund (Non-US) SPV-1 LP; BSP Senior Secured Debt Fund SPV-1 LP; BSP SMA-T 2020 SPV L.P.; BSP SOF II Cayman SPV-21 LP; BSP SOF II SPV Cayman LP; BSP SOF II SPV LP; BSP SOF II SPV-21 LP; BSP Special Situations Master A L.P.; BSP Special Situations Master B L.P.; BSP Unlevered Lux Flagship Evergreen SCSP; BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP; BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.; FBCC Lending I, LLC; Landmark Wall SMA L.P. ; Landmark Wall SMA SPV L.P.; Providence Debt Fund III (Non-US) SPV L.P.; Providence Debt Fund III L.P.;

Providence Debt Fund III Master (Non-US) L.P.; Providence Debt Fund III SPV L.P.; BSP Credit Solutions Master Fund, L.P.; Benefit Street Partners L.L.C.; Franklin BSP Capital Adviser L.L.C.; Franklin BSP Realty Trust, Inc.; BSP Michel Unlevered Direct Lending Fund SCSP; BSP JPY Unlevered Senior Debt Evergreen Fund, L.P.; Franklin BSP Real Estate Debt BDC; Benefit Street Partners Real Estate Opportunistic Debt Fund L.P.; Benefit Street Partners Real Estate Opportunistic Debt Fund II L.P.; Franklin Templeton Private Real Estate Fund IIB LP; and Franklin Templeton Private Real Estate Fund IIIA, L.P.

Filing Dates: The application was filed on August 21, 2023, and amended on December 13, 2023, April 5, 2024, April 9, 2024, June 7, 2024, and August 6, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on September 30, 2024, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at SecretarysOffice@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Richard J. Byrne, Benefit Street Partners L.L.C., 9 West 57th Street, Suite 4920, New York, NY 10019; and Rajib

Chanda, Esq. and Steven Grigoriou, Esq., Simpson Thacher & Bartlett LLP, at

Rajib.Chanda@stblaw.com and Steven.Grigoriou@stblaw.com, respectively.

 FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri G.

Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' fifth amended and restated application, dated August 5,

2024, which may be obtained via the Commission's website by searching for the file number at

the top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at, at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

    For the Commission, by the Division of Investment Management, under delegated

authority.

Vanessa A. Countryman,

 Secretary.